UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

BOSTON SCIENTIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-11083	04-2695240
(State or other	(Commission	(IRS employer
jurisdiction of	file number)	identification no.)
incorporation)

300 Boston Scientific Way, Marlborough, Massachusetts	01752-1234
(Address of principal executive offices)	(Zip code)

Susan J. Thompson
Vice President, Chief Corporate Counsel and Assistant Secretary
(508) 683-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

Section 1 — Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report

This Form SD of Boston Scientific Corporation for the year ended December 31, 2021 is filed in accordance with the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 under the Exchange Act (the “Rule”) requires certain registrants with the Securities and Exchange Commission (“SEC”) to file this specialized disclosure report on Form SD if such registrants have tin, tantalum, tungsten, and gold (collectively, “conflict minerals”) that are necessary to the functionality or production of a product manufactured by the registrant or contracted by that registrant to be manufactured. Terms not defined in this Form SD are defined in the Rule, Form SD and the Exchange Act Release No. 34-67716 (August 22, 2012). When used in this Form SD, the terms “we,” “us,” “our,” “Boston Scientific” and “the Company” mean Boston Scientific Corporation and its divisions and subsidiaries.

The Company has developed a conflict minerals policy that is publicly available on its website at http://www.bostonscientific.com/en-US/corporate-social-responsibility/practices/compliance-ethics.html.

We have determined that conflict minerals exist in at least one component of at least one product in each of our core businesses. These components contain conflict minerals that are necessary to the functionality or production of these products that we manufacture or contract with third parties to manufacture on our behalf. Therefore, in accordance with the Rule and Form SD, we initiated a reasonable country of origin inquiry (“RCOI”) with our suppliers to determine whether any of the conflict minerals used in the production of our products may have been obtained from recycled or scrap sources or originated in the Covered Countries (as defined below).

Our RCOI process employed a number of measures to make this determination, including the following:

•Communication and engagement with our suppliers;
•Distribution to our suppliers of the Responsible Business Alliance and The Global e-Sustainability Initiative Conflict Minerals Reporting Template (“CMRT”);
•Collection of the completed CMRT;
•Review of the collected CMRTs to identify supplier risk level, as described further in our Conflict Minerals Report, determine country of origin and/or sourcing from recycled or scrap sources and determine if due diligence is required;
•Implementation of a comprehensive system and business process to facilitate long-term sustainability of the RCOI process. This includes an inquiry into the presence of conflict minerals in every new or modified component that Boston Scientific purchases. The system and business process includes:
◦Maintenance and tracking of supplier communications;
◦Long-term storage and version history of supplier responses and forms;
◦Determination of conflict minerals status of individual products; and
◦Automatic “red flag” validations of completed CMRTs;
•Follow-up communication with suppliers to update forms if their responses did not meet our review requirements and to understand and mitigate risks related to conflict minerals in their supply chains.

Based on our RCOI, the Company has reason to believe that some of the conflict minerals used in the production of products that we manufacture or contract to manufacture may have originated in the Democratic Republic of the Congo (the “DRC”) or in adjoining countries (collectively, with the DRC, the “Covered Countries”), and we have reason to believe that such conflict minerals may not be from recycled or scrap sources. As a result, we conducted due diligence on the source and chain of custody of these conflict minerals. Our due diligence process is described in our Conflict Minerals Report, which is attached as Exhibit 1.02 to this Form SD and is incorporated herein by reference.

This Form SD and the associated Conflict Minerals Report are publicly available on our website at: http://www.bostonscientific.com/content/dam/bostonscientific/corporate/citizenship/compliance-ethics/2022_conflict_minerals_report.pdf. Information on or connected to our website (or the website of any third party) referenced in this Form SD is in addition to and not a part of or incorporated by reference into this Form SD (other than the Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD and is incorporated herein by reference). Such additional information speaks as of the date thereof and is not intended to be confirmed or updated by reference herein. Boston Scientific disclaims any liability or responsibility for or endorsement of the information on or connected to the website of a third party.

Item 1.02. Exhibit

Item 2.01 of this Form SD is incorporated by reference into this Item 1.02.

Section 2 — Exhibits

Item 2.01. Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BOSTON SCIENTIFIC CORPORATION

Date: May 25, 2022	By:	/s/ John Bradley Sorenson
John Bradley Sorenson, Executive Vice President, Global Operations